EXHIBIT 99.1

Westport Announces the Resignation of Chief Financial Officer William Larkin and Appoints Elizabeth Owens as Successor

VANCOUVER, British Columbia, Aug. 26, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport” or the “Company”) (TSX: WPRT / Nasdaq: WPRT) today announced the resignation of its Chief Financial Officer (CFO), William Larkin and the appointment of Elizabeth Owens as his successor. Mr. Larkin will step down in his capacity as CFO effective immediately and remain in an advisory capacity through September 15, 2025, to ensure a smooth transition and the seamless transfer of duties and responsibilities.

“On behalf of myself and the Board, I would like to thank Bill for his commitment and significant contributions to Westport,” said Dan Sceli, Chief Executive Officer of Westport. “Over his time at Westport, Bill has led the organization through a transformational period, including the recent sale of the Light-Duty segment and close of our HPDI joint venture, Cespira, helping to position the organization for long-term success. Bill has been a valuable member of our management team, and we wish him well in the future.”

“I am incredibly proud of what we have accomplished over my time at Westport to reposition the company and support its long-term strategy. As I step down from my role, I am confident Elizabeth is the right finance leader to continue building on this momentum. With strong financial expertise and a proven track record within Westport, Elizabeth brings the experience and perspective Westport needs for its next chapter,” said Bill Larkin.

Succeeding William Larkin is Elizabeth Owens, a seasoned finance executive with experience that spans a diverse set of multinational corporate environments in a range of large publicly held companies. Ms. Owens has been with Westport for 10 years, most recently as Vice President, Finance and Tax. Over the last 20 years, Ms. Owens has held management and leadership roles across various industries, including automotive, telecommunications, aviation, and chemical manufacturing. She brings extensive experience in leading global teams in tax, finance, and accounting, as well as broad experience in mergers, acquisitions and divestitures. She began her career as a CPA, CA with Deloitte and holds a Bachelor of Commerce with a major in Accounting from the University of British Columbia.

“Elizabeth has been a key part of our finance team for 10 years. Her expertise was instrumental in the successful execution of a number of the Company’s transformational initiatives, including the establishment of our joint venture relationship with a major OEM. We look forward to supporting her as she takes on this expanded role,” continued Dan Sceli.

About Westport Fuel Systems

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport Fuel Systems is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

For more information contact:

Investor Relations
T: +1 604-718-2046
E:invest@westport.com